Exhibit 99.1

SINA Announces Receipt of Government Notices

SHANGHAI, April 25, 2014 /PRNewswire/ — SINA Corporation (the “Company” or “SINA”) (NASDAQ GS: SINA), a leading Internet media company serving China and the global Chinese communities, today announced that it had received three notices from Beijing Municipal Cultural Market Administrative Law Enforcement Unit concerning alleged violations of PRC regulations on the Company’s distribution of certain unhealthy and indecent literary content on its online reading channel book.sina.com.cn and certain unhealthy and indecent video content uploaded by users on its website www.sina.com.cn.  The Company was informed that as administrative penalties for these violations, the State Administration of Press, Publication, Radio, Film and Television proposes to revoke the Company’s Internet Publication License and the License for Online Transmission of Audio-Visual Programs, and Beijing Municipal Cultural Market Administrative Law Enforcement Unit proposes to impose an administrative fine for these violations. It is the Company’s understanding that these administrative penalties are part of the PRC government’s campaign to clean up unhealthy and indecent content on the Internet in China. The Company intends to fully cooperate with the relevant government authorities and take appropriate actions as necessary.

Safe Harbor Statement

This press release contains forward-looking statements. The company assumes no obligation to update the forward-looking statements in this press release and elsewhere unless required by law. Statements that are not historical facts, including statements about the Company’s plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to risks included in the Company’s filings with the Securities and Exchange Commission.

Contact:

Investor Relations

SINA Corporation

Phone: 8610-82628888 x 3112

Email: ir@staff.sina.com.cn